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SECURITIE
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11017251

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEI Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. Wabash Suite 2600
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Goldstein — 312-670-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baerson, Witonski, Berkowitz & Rubin LLC
(Name – *if individual, state last, first, middle name*)

900 Skokie Blvd. Suite 250	Northbrook	IL	60062-4014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEI Brokerage, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LORI F GOLDSTEIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/11/13

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEI BROKERAGE, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report of
Registered Public Accounting Firm)

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2010

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS

GEI BROKERAGE, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report of Registered Public Accounting Firm)

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2010

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC

GEI Brokerage, Inc.
Audited Financial Statements
As of and For the Year Ended December 31, 2010

TABLE OF CONTENTS

BAERSON, WITONSKI, BERKOWITZ AND RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
SCOTT A. RUBIN, C.P.A.
BARRY B. BERKOWITZ, C.P.A.

900 SKOKOIE BLVD., SUITE 250
NORTHBROOK, IL 60062
TELEPHONE: (847) 504-1100
FAX: (847) 504-1199
E-MAIL: CPA@BWPBR.COM

Independent Auditors' Report of Registered Public Accounting Firm

Board of Directors
GEI Brokerage, Inc.

We have audited the accompanying statement of financial condition of GEI Brokerage, Inc. (an S Corporation) as of December 31, 2010, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEI Brokerage, Inc. as of December 31, 2010, and the results of its operations, changes in its shareholders' equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 10-13, is presented only for supplementary analysis purposes and are not required parts of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baerson, Witonski, Berkowitz & Rubin LLC

Baerson, Witonski, Berkowitz & Rubin LLC
February 24, 2011

GEI Brokerage, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Current Assets		
Cash	$	26,796
Commissions Receivable		2,435
Prepaid Expenses		2,377
Due From Affiliate		1,182
Total Current Assets		32,790
Total Assets	$	32,790

Liabilities and Shareholders' Equity

Current Liabilities		
Accounts Payable	$	9,000
Total Current Liabilities		9,000
Shareholders' Equity		
Common Stock - No Par Value Authorized 1,000 Shares Issued and Outstanding 100 Shares		15,000
Additional Paid In Capital		49,919
Retained Earnings (Deficit)		(41,129)
Total Shareholders' Equity		23,790
Total Liabilities and Shareholders' Equity	$	32,790

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement Of Income
For The Year Ended December 31, 2010

Revenues	
Commission and Concession Income	$ 41,879
Total Revenue	41,879
Operating Expenses	
Regulatory and Licensure Fees	2,569
Operating Agreement with Affiliate	16,193
Insurance	385
Audit and Accounting Fees	19,950
Total Operating Expenses	39,097
Operating Income (Loss)	2,782
Net Income (Loss)	$ 2,782

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Changes In Shareholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Deficit)
Balance, January 1, 2010	$ 15,000	$ 42,899	$ (43,911)
Capital Contributions	-	7,020	-
Net Income (Loss)	-	-	2,782
Balance, December 31, 2010	$ 15,000	$ 49,919	$ (41,129)

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows From Operating Activities:		
Net Income (Loss)	$	2,782
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in Commissions Receivable		(232)
Increase in Prepaid Expenses		93
Increase in Accounts Payable		9,000
Decrease in Due to Affiliate		(1,646)
Increase in Due from Affiliate		(1,182)
Net Cash Provided by Operating Activities		8,815
Cash Flows From Financing Activities:		
Additions to Paid-in Capital		7,020
Net Cash Provided by Financing Activities		7,020
Net Increase in Cash		15,835
Cash, January 1, 2010		10,961
Cash, December 31, 2010	$	26,796
Supplemental Disclosures:		
Income Taxes Paid	$	0
Interest Paid		0

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Notes to Financial Statements
As of and For the Year Ended December 31, 2010

Note 1. Organization

GEI Brokerage, Inc. (the "Company") was incorporated in Illinois in 1995 to permit Norman Goldstein, one of the two shareholders in the Company, to continue in the business of selling mutual funds, insurance products and direct participation programs, following his voluntary termination of his relationship with SunAmerica Securities, Inc., a registered broker/dealer in Phoenix, AZ ("SunAmerica"). Mr. Goldstein had been selling such investments initially as a registered representative and ultimately as "OSJ" (Office of Supervisory Jurisdiction) Principal for SunAmerica and its predecessors since 1988. In 1996 the Company received final approval from the appropriate regulatory authorities to commence business as a limited purpose broker/dealer, authorized to sell mutual funds, insurance products and direct participation programs only on a direct-way basis from the issuers of these investments. The investment products are sold primarily to persons who are clients or who become clients of GEI Financial Services, Inc. ("Financial"), a company with the same shareholders as GEI Brokerage, Inc.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the successor organization to the National Association of Securities Dealers (NASD).

Note 2. Significant Accounting Policies

Financial Statement Presentation

The Company's financial statements are presented on the accrual basis of accounting reported on a calendar year basis.

Recognition of Income and Accrued Expenses

The Company records commission income and concessions from the sale of mutual funds, insurance products and direct participation programs on the date the Issuer determines the Company is entitled to receive the commission/concession or when the Issuer acknowledges the completion of the underlying sale.

During the year ended December 31, 2010, FINRA required the Company to accrue the audit fees applicable for this report, which is prior to the work being performed. As a result, an additional $9,000 was accrued at December 31, 2010. In 2011, the expense will again normalize with only one year's expense being reported.

Regulatory Expenses

Expenses related to obtaining and maintaining standing with regulatory agencies are expensed over the period to which they apply.

Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code and applicable state statutes not to be taxed on its income and its shareholders' shall report their respective pro-rata shares of the income of the Company on their own personal income tax returns. Accordingly, the Company will have no federal income tax liability (with limited exceptions) as long as the S Corporation election is in effect. For state purposes, a 1½ % Small Business Corporation Replacement Tax applies to Illinois taxable income, as defined.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an initial maturity of three months or less as cash equivalents on the accompanying statement of financial condition.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3. Fair Value if Financial Instruments

The carrying amounts of financial instruments, including cash or accounts payable, as applicable, approximate their fair market value due to short term maturities of these instruments.

Note 4. Related Party Transactions/Expense Sharing Agreement/Office Space Lease

Effective January 1, 2004, the Company executed an amended and restated operating agreement with two affiliated companies, both of which are owned by the same shareholders. The agreement provides for reimbursement to one affiliate for the expenses it has paid on behalf of the Company. These expenses

expenses include rent and other operating expenses. The agreement identifies the expenses that are to be shared with specificity. The agreement has a provision that allocates the expenses among the three companies based on the revenues generated by each company. There is a provision for adjustment going forward.

As such, management calculated and recorded the Company's estimated shared expenses under this agreement for 2010 in the amount of $16,193. The Company paid $14,000 of these expenses to the affiliate during 2010. Pursuant to the written Expense Sharing Agreement, the affiliate has the right to waive the payment of the liability and has executed corporate resolutions during 2010, relieving the Company of $7,020. The Company recorded the $7,020 as additional paid-in-capital. As of December 31, 2010, the Company has a net receivable from the affiliate in the amount of $1,182.

The Company believes its written Expense Sharing Agreement and the accounting procedures it follows with regard to it, are in accordance with the guidance presented in FINRA's October, 2003 "Notice to Members" and the SEC's July 11, 2003 letter to FINRA regarding "Recording Certain Broker-Dealer Expenses and Liabilities".

The Company shares office space with its affiliate whereby the affiliate is the responsible party to the lease. The affiliate's current lease expires February 28, 2011. The affiliate charged the Company for its allocated share of rent expense for the year ended December 31, 2010, in the amount of $6,970. Such amount has been reported in Supplementary Information, Schedule II "Other Operating Expenses" within the "Operating Agreement with Affiliate" line item.

Note 5. Concentration of Business

One of the Company's sources of business is commissions on sales of investments to a few clients of GEI Financial Services, Inc., a related party. The amount of gross revenues earned by the Company in a particular year is based on the investment sales referred to above plus "trails" with respect to investment sales made in prior years and 12b-1 fees earned during the current year. Therefore, the gross revenues of the Company may vary from year to year.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital, as defined, of $18,978 which was in excess of its required net capital (including reserve amount) of $6,000, in the amount of $12,978. In addition, as of December 31, 2010, the Company's net capital ratio was in compliance with the SEC requirement that all broker/dealers maintain a ratio of no more than 15 to 1 between aggregate indebtedness and liquid assets.

Non-allowable assets for purposes of the Net Capital Requirement are computed as follows:

Per Balance Sheet December 31, 2010:

Commissions Receivable	$ 2,435
Prepaid Expenses	2,377
	4,812
Less:	
Commissions Receivable relating to new business	-
Balance Non-Allowable	$ 4,812

Note 7. Other Income Tax Matters

As of December 31, 2010, the Company had a $26,120 Illinois net loss deduction carry forward (NLD) available for use against any Illinois taxable income on a going forward basis. The loss originated in 2008. There is no provision in Illinois law that allows a carry back for losses arising in tax years ending on or after December 31, 2003. Thus, the Company must carry forward the loss. Illinois allows a twelve year carry forward. Thus, the expiration date for the loss is December 31, 2021. There was no Illinois tax due for 2010.

Note 8. Evaluation of Subsequent Events

The Corporation has evaluated subsequent events through February 24, 2011, the date which the financial statements were available to be issued.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2010

Net Capital:		
Total Shareholders' Equity	$	23,790
Shareholders' Equity Not Allowable for Net Capital		0
Total Shareholders' Equity Qualified For Net Capital		23,790
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		0
Other Allowable Credits		0
Total Capital and Allowable Subordinated Liabilities		23,790
Nonallowable Assets (Prepaid Expenses and Commissions Receivable)		(4,812)
Net Capital	$	18,978
Aggregate Indebtedness:		
Total Current Liabilities	$	9,000
Total Aggregate Indebtedness	$	9,000

Computation of Basic Net Capital Requirement

Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$	600
Minimum Dollar Net Capital Requirement		5,000
Net Capital Requirement (Including Reserve Amount)		6,000
Excess Net Capital		13,978
Excess Net Capital (Including Reserve Amount)		12,978
Percentage of Aggregate Indebtedness to Net Capital		47.42%

See Independent Auditors' Report.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2010

Reconciliation With Corporation's Computation of Net Capital

Net Capital, as Reported by Corporation In Part II of FOCUS Report as of December 31, 2010	$	21,671
Differences:		
Audit Adjustments to Record -		
Expense Sharing Agreement		(2,693)
Net Capital Per Audit	$	18,978

The Corporation claims an exemption from Rule 15c3-3 due to limited business (mutual funds and/or variable annuities only).

See Independent Auditors' Report.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
GEI Brokerage, Inc.

In planning and performing our audit of the financial statements of GEI Brokerage, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements in the entity's financial statements or noncompliance with the applicable regulatory requirements described above. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness in internal control over financial reporting or a material weakness in internal control over the applicable regulatory requirements, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements, or material noncompliance with the applicable regulatory requirements, will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control over financial reporting and internal control over the applicable regulatory requirements was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses, and therefore, there can be no assurance that all such deficiencies have been identified. However, as described in the next paragraph, we identified a significant deficiency in internal control, as defined, which relates to the periodic computations of net capital under Rule15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives, but not at the beginning of the month of March, 2010. Specifically, the Company did not maintain adequate Net Capital in the beginning of the month of March, 2010. We have determined that the deviation from this requirement should be considered a significant deficiency under the circumstances, as defined. We believe that the cause was the lack of the accrual of certain liabilities as of the measurement dates. Subsequently, and prior to December 31, 2010, the Company had remedied the situation.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA), and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baerson, Witonski, Berkowitz & Rubin LLC

Baerson, Witonski, Berkowitz & Rubin LLC
Northbrook, IL
February 24, 2011